[DATASCENSION LETTERHEAD]

September 17, 2008

VIA EDGAR AND TELEFAX
(202) 772-9210

Mark Kronforst
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549
Mailstop 4561

Re:	Datascension, Inc., Form 10-KSB/A for Fiscal Year Ended December 31, 2007, filed August 7, 2008, File No. 000-29087

Dear Mr. Kronforst:

We are in receipt of your letter to us, dated August 19, 2008, regarding the Form 10-KSB/A we filed on August 9, 2008 (the “10-KSB”). We thank you for taking the time to review the filing and providing your comments. Your input is invaluable to us in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter, we have repeated your comments (bolded) below followed by our responses.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1. We note that your independent auditor dual-dated his report reflecting dates of April 14, 2007 and August 7, 2008. Please tell us why the first date precedes your balance sheet date. In addition, explain why your auditor dual-dated his report, how your auditor considered describing the reason for the dual-date as illustrated in AU Section 530.05, and whether or not your auditor performed the procedures outlined in AU Section 560.12 through August 7, 2008.

The appearance of the dual date is due to clerical error, and is corrected in the proposed “short form” Amendment No. 2 to Form 10-KSB, attached hereto.

Mr. Mark Kronforst
September 17, 2008

Note 7. Costa Rican Operations - Related Party Transaction

2. We note that from your response to prior comment number 4 that you concluded Datascension S.A. should have been consolidated for accounting purposes as of December 31, 2007 pursuant to paragraph 5(b) of FIN 46R. We also note your materiality analysis pursuant to SAB 99 only evaluates the income statement impact of consolidating Datascension S.A. Please provide us with an analysis that also evaluates the balance sheet impact as of December 31, 2007. As part of your response, please tell us if you consolidated Datascension S.A. as of March 31, 2008 and June 30, 2008 and provide us with your materiality analysis as of those dates if it was not consolidated. .

The Company did not consolidate for either of the interim periods noted above. Hereinbelow is the expanded analysis which covers both the balance sheet and income statement for each of the three periods referenced above.

The current relationship between the two entities is that Datascension S.A. runs the Costa Rican operations and passes through the costs, with no markup on costs (although there is a small administrative fee which is eliminated in the consolidation), as well as the revenues to Datascension, Inc. The issuer had intended to merge the entities in 2008 by way of a simple transfer of the stock of Datascension, S.A. to Datascension, Inc., by the current shareholders of Datascension, S.A. in exchange for nominal consideration. However, due to differences between U.S. laws and Costa Rican laws, the officers of Datascension, Inc. have determined that it would be in the best interests of Datascension, Inc. to not merge the entities at this time. Instead, Datascension, Inc. will provide a SAB 99 materiality analysis for the third quarter of 2008 and the results of such analysis in the relevant 10-Q. Commencing with the year end financial statements for 2008, the issuer will commence consolidating the financial statements of Datascension, Inc. and Datascension, S.A. for reporting purposes.

The Company had previously determined that the accounting guidance did not require a consolidation of Datascension, S.A. into Datascension, Inc., for accounting purposes, prior to the merger.

The analysis as to whether there should have been a consolidation for accounting purposes is governed by FASB Interpretation Guidance No. 46(R) “Consolidation of Variable Interest Entities” (“Fin 46(R)”). The operative provision is paragraph 5 which describes the conditions under which an entity must consolidate (in subsections a. and b. thereof).

a. The current situation does fall within paragraph a. because there is no equity investment at risk.

b. We do consider that the activity is a variable interest entity since the company is the primary beneficiary of the activity. We will absorb or receive a majority of expected losses or returns. The arrangement meets the definition of a variable interest as described in Para. 2.c. of Fin 46(R) since the activity will change with the fair value of the entity’s net assets.

Mr. Mark Kronforst
September 17, 2008

Although there is clearly a consolidation mandated under Fin 46(R), we do not believe that the Company should be required to restate its financial statements for the year ended December 31, 2007 or for the interim periods ended March 31, 2008 and June 30, 2008, as the differences in numbers on a consolidated basis are not material. As a practical matter, the consolidation of the activity would result in substantially the same gross revenues and net income or loss as the present accounting. All of the revenues of the activity are received from the Company. If it were to be consolidated those revenues would be eliminated and the result would be substantially all of the revenues and all of the costs would the same as is presently being reported.

The following tables show the differences in income statement results if the entities had been consolidated.

DATASCENSION, INC.
FOR THE YEAR ENDED DECEMBER 31, 2007

			PERCENTAGE
CATEGORY (FROM BALANCE SHEET)	UNCONSOLIDATED	CONSOLIDATED	DIFFERENCE

TOTAL ASSETS	$9,563,879	$9,670,660	0.011%

TOTAL LIABILITIES	$6,197,916	$6,559,685	0.058%

TOTAL STOCKHOLDERS' EQUITY	$3,365,963	$3,110,975	0.075%

Category (from Income Statement)	Unconsolidated	Consolidated	Percentage Difference
Revenues	$20,260,054	$20,260,054	0.000%
Cost of goods sold	17,780,061	17,733,446	0.003%
Gross profit	2,479,993	2,526,608	0.020%
Operating expenses	2,387,671	2,387,671	0.000%
Other income (expense	(999,633)	(999,417)	0.000%
Net loss before taxes (907,311 (860,480) 0.005%
Net (loss) (907,311) (874,313) 0.040%

Mr. Mark Kronforst
September 17, 2008

DATASCENSION, INC.
FOR THE QUARTER ENDED MARCH 31, 2008

PERCENTAGE
CATEGORY (FROM BALANCE SHEET)	UNCONSOLIDATED	CONSOLIDATED	DIFFERENCE

TOTAL ASSETS	$9,150,134	$9,738,779	0.064%

TOTAL LIABILITIES	$5,701,554	$6,582,946	0.154%

TOTAL STOCKHOLDERS' EQUITY	$3,448,580	$3,538,058	0.025%

CATEGORY (FROM			PERCENTAGE
INCOME STATEMENT	UNCONSOLIDATED	CONSOLIDATED	DIFFERENCE

REVENUES	$5,347,987	$5,347,987	0.000%
COST OF GOODS SOLD	4,466,155	4,466,155	0.000%
GROSS PROFIT	881,832	881,832	0.000%
OPERATING EXPENSES	741,307	741,307	0.000%
OTHER INCOME (EXPENSE)	(207,415)	(207,397)	0.000%
NET (LOSS) BEFORE TAXES	(66,890)	(66,872)	0.000%
NET (LOSS)	(66,890)	(86,460)	0.292%

DATASCENSION, INC.
FOR THE QUARTER ENDED JUNE 30, 2008

PERCENTAGE
CATEGORY (FROM BALANCE SHEET)	UNCONSOLIDATED	CONSOLIDATED	DIFFERENCE

TOTAL ASSETS	$9,108,853	$9,421,489	0.034%

TOTAL LIABILITIES	$6,310,164	$7,062,523	0.119%

TOTAL STOCKHOLDERS' EQUITY	$2,798,689	$2,358,966	0.157%

Mr. Mark Kronforst
September 17, 2008

CATEGORY (FROM			PERCENTAGE
INCOME STATEMENT	UNCONSOLIDATED	CONSOLIDATED	DIFFERENCE

REVENUES	$10,039,103	$10,039,103	0.000%
COST OF GOODS SOLD	8,879,642	8,879,642	0.000%
GROSS PROFIT	1,159,461	1,159,461	0.000%
OPERATING EXPENSES	1,472,054	1,472,054	0.000%
OTHER INCOME (EXPENSE)	(428,188)	(382,696)	0.106%
NET(LOSS) BEFORE TAXES	(740,781)	(695,289)	0.061%
NET(LOSS)	(740,781)	(709,122)	0.042%

Furthermore, an analysis of SAB 99 supports our contention of the immateriality of a restatement of the financial statements on a consolidated basis. The relevant factors set forth in SEC Staff Accounting Bulletin: No. 99 - Materiality are:

•	“whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate”

In this case, the misstatement does arise from an item capable of precise measurement; however, the difference is less than one half of one percent - hardly sufficient to be material even in an item capable of precise measurement

•	“whether the misstatement masks a change in earnings or other trends”

The misstatement does not mask a change in earnings or other trends - in both years, the Company posted a net lost. The same effect will occur even with the consolidation.

•	“whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise”

The misstatement does not hide a failure to meet analysts’ consensus expectations for the enterprise. To the Company’s knowledge, there is no analyst coverage of the Company, so there are no expectations to be met.

•	“whether the misstatement changes a loss into income or vice versa”

Mr. Mark Kronforst
September 17, 2008

The misstatement does not change a loss into income or vice versa.

•	“whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability”

The misstatement does concern the only segment of the Company’s business, but again, the numerical percentage is so small that this should not be an overriding factor.

•	“whether the misstatement affects the registrant's compliance with regulatory requirements”

The Company does not believe that the misstatement, in it of itself, affects the registrant’s compliance with independent regulatory requirements.

•	“whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements”

The misstatement does not affect the registrant’s compliance with loan covenants or other contractual requirements.

•	“whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation”

The misstatement does not have the effect of increasing management’s compensation.

•	“whether the misstatement involves concealment of an unlawful transaction”

The Company does not believe that the misstatement involves concealment of an unlawful transaction.

As demonstrated by the above analysis, most of the factors indicating materiality are not present in the instant situation; therefore, we do not believe a restatement is warranted.

Item 13. Exhibits and Reports on Form 8-K

Exhibit 23. Consent of Experts and Counsel, page 42

Your response to prior comment number 45 indicates that the consent of your independent auditor was not required and that you removed the reference to the consent in your amended filing. Please explain to us why both references to Exhibit 23 in your amended filing still refer to the consent of Larry O’Donnell, CPA.

Mr. Mark Kronforst
September 17, 2008

Again, this was clerical error and is addressed in the attached proposed “short form” Amendment No. 2 to Form 10-KSB for the year ended December 31, 2007.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments, and I apologize for the delay in response. And, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ D. Scott Kincer

D. Scott Kincer

cc: Jolie Kahn, Esq.

Mr. Mark Kronforst
September 17, 2008

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO FORM 10-KSB

(Mark One)

☒ ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number: 0-29087

DATASCENSION, INC.
(Name of small business issuer in its charter)

Nevada	87-0374623
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

407 W. Imperial Highway, Suite H314 Brea, CA	92821
(Address of principal executive offices)	(Zip Code)

888-996-9238
(Issuer's telephone number)

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, par value $.001
(Title of class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2)has been subject to such filing requirements for the past 90 days. Yes ☒     No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained herein, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

Mr. Mark Kronforst
September 17, 2008

The issuer had revenues of $20,260,054 for the fiscal year ended December 31, 2007. Based on the average of the closing bid and ask prices of the issuer's common stock on December 29, 2007, the aggregate market value of the voting stock held by non-affiliates of the registrant on that date was $4,960,819.

As of December 31, 2007, the issuer had 35,775,972 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The Company's report on Form

Transitional Small Business Disclosure Format (check one): Yes ☐  No ☒

THIS IS A “SHORT FORM” AMENDMENT TO FORM 10-KSB FOR THE YEAR ENDED
DECEMBER 31, 2007, AS PREVIOUSLY AMENDED PURSUANT TO AMENDMENT NO. 1 TO
FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007, WHICH AMENDMENT WAS FILED
WITH THE COMMISSION ON AUGUST 7, 2008. EXCEPT AS SPECIFICALLY AMENDED
HEREBY, THE AMENDMENT NO. 1 REMAINS IN EFFECT AS FILED.

Larry O'Donnell, CPA, P.C.
Telephone (303)745-4545
2228 South Fraser Street
Unit 1
Aurora, Colorado 80014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Datascension, Inc.
Brea, California

I have audited the accompanying balance sheets of Datascension, Inc., as of December 31, 2007 and 2006, and the related statements of loss, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Datascension, Inc. as of December 31, 2007 and 2006, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Larry O'Donnell
Larry O'Donnell, CPA, P.C.
April 14, 2008

Mr. Mark Kronforst
September 17, 2008

ITEM 13. EXHIBITS AND REPORTS ON FORM 8-K.

(a) EXHIBITS.

The following documents are included or incorporated by reference as exhibits to this report:

(2) a) Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession.

2.1 Plan and Articles of Merger, filed 8/23/91(1)

2.2 Plan of Reorganization and Agreement, dated 9/20/97(1)

(3) Articles of Incorporation & By-Laws

3.1 Articles of Incorporation of the Company Filed August 23, 1991(1)

3.2 Articles of Amendment filed on April 10, 1992(1)

3.3 Certificate of Amendment of Articles of Incorporation filed on 3/3/95(1)

3.4 By-Laws of the Company adopted August 24, 1991(1)

3.5 Certificate of Amendment of Articles of Incorporation filed on 2/19/01

3.6 Articles of Incorporation - Nutek Oil, Inc. (Subsidiary)

3.7 Articles of Incorporation - Kristi and Co, Inc. (Subsidiary)

3.8 Articles of Incorporation - SRC International, Inc. (Subsidiary)

3.9 Articles of Incorporation - Century Innovations, Inc. (Subsidiary)

3.10 Articles of Incorporation - Datascension International, Inc. (Subsidiary)

3.11 Certificate of Amendment of Articles of Incorporation filed on 1/26/04

(4) Instruments Defining the Rights of Security Holders

4.1 Those included in exhibit 3, and sample of Stock Certificate (1)

4.2 Preferred Stock (1)

5.1 Legal Opinion *

(10) Material Contracts

Mr. Mark Kronforst
September 17, 2008

10.1 Purchase Agreement - Kristi and Co dated 1/6/00 (1)

10.2 Agreement for Promotion and Revenue Sharing Plan, dated 9/2/99 (1)

10.3 Purchase Agreement - Elite Fitness, dated 10/4/99 (1)

10.4 Purchase Agreement - Patent #5833350, dated 9/15/99 (1)

10.5 Purchase Agreement - Clock Mold, dated 4/30/99 (1)

10.6 Plan of Purchase and Agreement, dated 11/30/97 (1)

10.7 Transitional Employer Agreement (1)

10.8 Lease, dated October 15, 1999 (1)

10.9 Letter of Intent - Mineral Acres, dated 11/1/99 (1)

10.10 Compensation Plan (1)

10.11 Key Employees Incentive Stock Option Plan (1)

10.12 Purchase Agreement - Kristi & Company (2)

10.13 Blank

10.14 Purchase Agreement - Printing Equipment (3)

10.15 Blank

10.16 Employment Agreement Murray N. Conradie (4)

10.17 Employment Agreement Donald L. Hejmanowski (4)

10.18 Employment Agreement Kristi L. Conradie (4)

10.19 Purchase Agreement - Datascension Inc. (5)

10.20 Employment Agreement David Scott Kincer (5)

10.21 Certificate of Preference Rights.

10.22 Purchase Agreement - Sin Fronteras Inc

10.23 Press Release dated May 29, 2002

10.24 Subscription Agreement for November 17, 2004 Funding (6)

10.25 Form of Convertible Note - November 17, 2004 Funding (6)

10.26 Form of Warrant - November 17, 2004 Funding (6)

10.27 Subscription Agreement for March 31, 2005 issuance. (7)

Mr. Mark Kronforst
September 17, 2008

10.28 Convertible Note - March 31, 2005. (7)

10.29 Warrant - March 31, 2005. (7)

10.30 Service Agreement - Harris Interactive, Inc. (8)

10.31 Service Agreement - Towne, Inc. (8)

10.32 Service Agreement - Sandelman & Associates (8)

10.33 Service Agreement - Knowledge Networks, Inc. (8)

10.34 Employment Agreement David Scott Kincer (9)*

10.35 Warrant Agreement David Scott Kincer (9)*

10.36 Employment Agreement Joseph Harman *

10.37 Warrant Agreement Joseph Harman (9)*

10.38 June 7, 2006 Subscription Agreement (10)

10.39 June 7, 2006 Note Issued to Longview Fund, L.P. (10)

10.40 June 7, 2006 Note Issued to Alpha Capital (10)

10.41 June 7, 2006 Warrant Issued to Longview Fund, L.P. (10)

10.42 June 7, 2006 Warrant Issued to Alpha Capital (10)

10.43 December 12, 2006 Subscription Agreement (11)

10.44 December 12, 2006 Form of Note (11)

10.45 December 12, 2006 Form of Warrant (11)

10.46. Credit Agreement with Comerica Bank, dated as of August 30, 2007, and related ancillary agreements

Exhibit 21. Subsidiaries of the small business issuer

•   Included with this filing

(1)	Previously filed as an exhibit to the Company's Form 10-SB, filed January 24, 2000.

(2)	Previously filed as an exhibit to the Company's Number 1 Amendment to Form 10-SB, filed May 22, 2000.

Mr. Mark Kronforst
September 17, 2008

(3)	Previously filed as an exhibit to the company's quarterly report for the period ended March 31, 2003

(4)	Previously filed as an exhibit to the company's quarterly report for the period ended June 30, 2003

(5)	Previously filed as an exhibit to the company's quarterly report for the period ended September 30, 2003

(6)	Previously filed on Form 8-K November 23, 2004, File No. 000-29087

(7)	Previously filed as an exhibit to the Company's Form SB2/A, filed April 27, 2005

(8)	Previously filed as an exhibit to the Company's Form SB2/A, filed October 11, 2005

(9)	Previously filed as an exhibit to the Company's Form SB-2 filed on June 30, 2006

(10)	Previously filed as an Exhibit 99 to the Company’s 8-K filed on June 15, 2006

(11)	Previously filed as an Exhibit 99 to the Company's 8-K filed on December 18, 2006

Exhibit 31. Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

31.1 and 31.2 Certification of Chief Executive Officer and Principal Financial Officer pursuant to 18 U.S.C.ss.1850 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit 32. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

32.1 and 32.2 Certification of Chief Executive Officer and Principal Financial Officer pursuant to 18 U.S.C.ss.1850 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Datascension , Inc.

September __, 2008

By:	/s/ D. Scott Kincer
D. Scott Kincer
President and Chief Executive Officer

In accordance with Section 13 or 15(d) of the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Mr. Mark Kronforst
September 17, 2008

Signature	Title	Date

/s/ D. SCOTT KINCER	President and Chief Executive Officer	September __, 2008
D. Scott Kincer	and Director
(Principal Executive Officer)

/s/ DAVID LIEBERMAN	Chief Financial Officer and Director	September __, 2008
David Lieberman	(Principal Accounting Officer)

/s/ JOSEPH HARMON	Chief Operating Officer and Director	September __, 2008
Joseph Harmon